

November 8, 2024

Yin Yan
Chief Executive Officer
Bio Essence Corp
12 Chrysler, Unit B
Irvine, CA 92618

> **Re: Bio Essence Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Amendment No. 2 to Form 10-Q for Quarterly Period Ended March 31, 2024**
> **File No. 000-56263**

Dear Yin Yan:

We have reviewed your Amendment No. 2 to Form 10-Q for the Quarterly Period Ended March 31, 2024 in response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 21, 2024 letter.

Amendment No. 2 to Form 10-Q for Quarterly Period Ended March 31, 2024

Item 4. Controls and Procedures, page 23

1. We note the revised conclusions regarding internal control over financial reporting within both amended Form 10-Qs provided in response to our comment. However, we do not see any revisions to your conclusion regarding disclosure controls and procedures. Please tell us how you determined that your disclosure controls and procedures as of March 31, 2024 and June 30, 2024 are effective considering the restatement and the amendments to your filings.

Please contact Lynn Dicker at 202-551-3616 or Eric Atallah at 202-551-3663 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences